AB 9/3

UI 09042345
SECURITIES AN[D EXCHANGE COMMISSION]
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 1 2009
DIVISION OF MARKET REGULATION

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-65401 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING November 1, 2007 (MM/DD/YY) AND ENDING October 31, 2008 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER - DEALER: RBC Capital Markets Arbitrage S.A

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earnest Chandler (212) 858-7186
(Area Code - Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

RECEIVED
DEC 30 2008
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AB 9/17

# RBC CAPITAL MARKETS ARBITRAGE S.A.
(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)
(SEC I.D. No. 8-65401)

# STATEMENT OF FINANCIAL CONDITION
# FOR THE YEAR ENDED OCTOBER 31, 2008
# AND
# INDEPENDENT AUDITORS' REPORT
# AND
# SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
RBC Capital Markets Arbitrage S.A.
New York, New York

We have audited the accompanying statement of financial condition of RBC Capital Markets Arbitrage S.A. (the "Company") as of October 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at October 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 23, 2008

## RBC CAPITAL MARKETS ARBITRAGE S.A.
**(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)**

**STATEMENT OF FINANCIAL CONDITION**
**OCTOBER 31, 2008**
**(In thousands, except share and per share information)**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 141 |
| Securities owed—at fair value (includes securities pledged of $7,570,526) | 16,420,556 |
| Receivable from affiliates, net | 5,011 |
| Other assets | 39,039 |
| TOTAL ASSETS | $ 16,464,747 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| LIABILITIES: | |
| Bank loans | $ 3,055,210 |
| Securities sold, but not yet purchased- at fair value | 2,340,013 |
| Payable to affiliates, net | 7,745,049 |
| Accounts payable and accrued liabilities | 57,714 |
| Total liabilities | 13,197,986 |
| LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS | 1,350,000 |
| STOCKHOLDERS' EQUITY: | |
| Common stock, $1,000 par value—150,000 shares authorized, issued and outstanding | 150,000 |
| Retained earnings | 1,766,761 |
| Total stockholders' equity | 1,916,761 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 16,464,747 |

See accompanying notes to the statement of financial condition.

## 1. ORGANIZATION

RBC Capital Markets Arbitrage S.A. (the "Company") was incorporated on October 26, 2001 as a "Societe Anonyme" under the laws of the Grand Duchy of Luxembourg. The Company is an indirectly, wholly-owned subsidiary of the Royal Bank of Canada (the "Bank"), a foreign corporation.

The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Institutions Regulatory Authority ("FINRA"). The Company clears its transactions through an affiliate, RBC Capital Markets Corporation ("RBC CM Corp." or the "Clearing Broker").

The Company is engaged in a single line of business, which is to trade for its own account, in securities and commodities (including but not limited to futures contracts and options thereon). The Company does not conduct any customer business.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Dividend income and dividend expense are recorded, net on an ex-date basis.

Securities owned and Securities sold, but not yet purchased, are valued at fair value, with both realized and unrealized gains and losses included in Trading gains, net of losses, on the Statement of Income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition in Payable to affiliates - net.

Commissions and execution fees are recorded on a trade-date basis as securities transactions occur.

Depreciation is provided on a straight-line basis using estimated useful lives of one to three years.

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes (including valuation of certain securities owned and securities sold, but not yet purchased and compensation accruals). Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No.* 109 ("FM 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a

tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 for the Financial Statements for the fiscal year ending October 31, 2008, and it had no material impact to the financials. The Company has no uncertain tax positions as of October 31, 2008.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for the Company for the fiscal year ending October 31, 2009. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The Company is currently evaluating the potential impact of adopting SFAS No. 157 on the Financial Statements for the fiscal year ending October 31, 2009.

FSP No. 157-2, Effective Date of FASB Statement No. 157, issued in February 2008, delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 157 on its financial statements.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"). The purpose of FSP FAS 157-3 was to clarify the application of SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), for a market that is not active. It also allows for the use of management's internal assumptions about future cash flows with appropriately risk-adjusted discount rates when relevant observable market data does not exist. FSP FAS 157-3 did not change the objective of SFAS No. 157 which is the determination of the price that would be received in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Company is currently assessing the impact of SFAS No. 157 on its financial statements.

In February 2007 the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* - including an amendment of FASB Statement No. 115. SFAS No. 159 provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings. SFAS No. 159 is effective for the Company for the fiscal year ending October 31, 2009. The Company adopted FASB No. 159 on November 1, 2008 and did not elect the fair value option for any of its financial instruments.

In March 2008 the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This Statement is effective for the Company's fiscal year beginning November 1, 2009. This statement amends the disclosure requirements of FASB No. 133, Accounting for

Derivative Instruments and Hedging Activities, by requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. FASB No. 161 does not require any new derivative or hedging measurements. The Company is currently evaluating the impact of the adoption of FASB No. 161 on its financial statements.

## 3. RELATED PARTY TRANSACTIONS

The Company's business affairs are managed under an agency agreement with RBC CM Corp. In addition to its role as clearing broker for the Company, RBC CM Corp. acts as a computation agent, accounting resource, risk manager, executive, operational and legal representative for the Company under this agency agreement. Included in the receivable from affiliate is $265,000 of cash pledged by the Clearing Broker to the Chicago Mercantile Exchange.

## 4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and Securities sold, but not yet purchased, at October 31, 2008 consisted principally of trading securities and derivative contracts, at fair value, as follows:

| | Owned | Sold, But Not Yet Purchased |
|---|---|---|
| Equities | $ 11,050,629 | $ 1,057,358 |
| Mortgage backed securities | 2,817,518 | - |
| Derivative contracts | 2,298,477 | 1,268,360 |
| Corporates | 180,978 | - |
| Treasuries | 72,954 | 14,295 |
| | $ 16,420,556 | $ 2,340,013 |

The Company pledges its securities owned to collateralize bank loans with an affiliate and required margin with RBC CM Corp. The fair value of the securities owned by the Company that have been pledged to counterparties, where those parties have the right to sell or repledge was $3,076,117. The Clearing Broker pledged $4,494,409 of the Company's securities as collateral under its stock lending activity, which can be sold or repledged by the secured party.

Derivative contracts represent exchange-traded derivative products that are standardized contracts, transacted through regulated exchanges that are used for trading purposes to manage market risk.

## 5. BANK LOANS

On October 31, 2008, the Company maintained a $15,000,000 secured line of credit (the "Secured Credit Facility") with the Bank. Under this agreement, this loan is callable at the discretion of the Bank and the Company does not pay interest. The outstanding loan at October 31, 2008 was $3,055,210 collateralized with firm-owned securities of $3,076,117.

## 6. TAXATION

*Income Taxes*—The Company is a fully taxable Luxembourg resident corporation and is subject in Luxembourg to corporate income tax, municipal business tax and net worth tax.

*Withholding Taxes*--The Company is a foreign US registered broker and dealer that trades exclusively for its own account. As such the Company does not have a US income tax liability; it is, however, subject to a withholding tax on certain of its dividend and interest income.

The Company has no uncertain tax positions as of October 31, 2008.

## 7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company maintains an operating lease for office space in Luxembourg. The new lease commitment was for three years from February 2008 until February 2011.

## 8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a $100,000 Subordinated Loan Agreement, renewable on February 13, 2009, with an affiliate, Royal Bank Holding Inc., a Canadian holding company. Under this agreement, the Company does not pay interest.

The Company has a $500,000 Subordinated Loan Agreement, renewable on February 13, 2009, with an affiliate, RBC Capital Markets Arbitrage LLC, a US single member limited liability company. Under this agreement, the Company must pay interest equal to the one month floating LIBOR plus 91.8 basis points (3.5 % at October 31, 2008).

The Company has a $750,000 Subordinated Loan Agreement, renewable on February 13, 2011, with an affiliate, RBC Capital Markets Arbitrage LLC, a US single member limited liability company. Under this agreement, the Company must pay interest equal to the one month floating LIBOR plus 46 basis points (3.0 % at October 31, 2008).

All liabilities subordinated to claims of general creditors are covered by agreements approved by the FINRA and are thus available for computing the Company's net capital pursuant to the Uniform Net Capital Rule. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain the greater of 2% of aggregate debit balances minimum net capital, as defined, equal to $250. At October 31, 2008, the Company had net capital of $2,329,035, which was $2,328,785 in excess of the required minimum net capital.

Proprietary accounts held at a clearing broker ("PAIB") are considered allowable assets in the net capital computation. Pursuant to an agreement between the Company and RBC CM Corp., RBC CM Corp. is required to perform a computation for PAIB assets similar to the customer reserve computation.

## 10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

Securities owned and Securities sold, but not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Similarly, the company's short-term liabilities pursuant to bank loans and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

The book value of $1,250,000 of liabilities subordinated to claims of general creditors closely approximates fair value based upon market rates of interest available to the Company at October 31, 2008. $100,000 of liabilities subordinated to claims of general creditors is non-interest bearings and the fair value is $98,878. The fair value of the $3,055,210 bank loan is approximately $3,051,882. The fair value is based on estimates using present value techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated futures cash flows and discount rates. The assumed life is one year or less based on the contractual term.

## 11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company maintains positions in a variety of financial instruments. Certain instruments, including equity derivative products, give rise to off-balance sheet risk. Risk arises from changes in the value of the contracts ("market risk") and also from the potential inability of counterparties to perform under the terms of the contracts ("credit risk"). The Company attempts to control its exposure to market risk through use of a proprietary trading system which determines whether the market risk inherent in the Company's portfolios is within established limits.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of Securities sold, but not yet purchased, may exceed the amounts recognized in the Statement of Financial Condition.

FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended requires that all derivatives be recognized as either assets or liabilities and be measured at fair value. The Company buys and sells derivative financial instruments for trading purposes solely for its own account. Net trading gains as shown in the Statement of Income includes the results from trading of the following instruments: equities, fixed income, exchange traded options and futures contracts on equities and equity indexes; and OTC equity derivative contracts with affiliates.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

December 23, 2008

RBC Capital Markets Arbitrage S.A.
One Liberty Plaza
New York, New York 10006

In planning and performing our audit of the financial statements of RBC Capital Markets Arbitrage S.A. (the "Company") as of and for the year ended October 31, 2008 (on which we issued our report dated December 23, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at October 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP